LIVEONE, INC.

269 South Beverly Drive, Suite 1450

Beverly Hills, CA 90212

August 1, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Kate Beukenkamp

Re:	LiveOne, Inc.
Registration Statement on Form S-3 Filed on July 1, 2024
File No. 333-280645

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LiveOne, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Monday, August 5, 2024, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466, or in his absence Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0465.

Sincerely,

LIVEONE, INC.

By:	/s/ Aaron Sullivan
Name:	Aaron Sullivan
Title:	Chief Financial Officer

Cc:	Robert S. Ellin, CEO & Chairman
Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)
Jonathan Shechter, Esq. (Foley Shechter Ablovatskiy LLP)